WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)


                           NOVEMBER 30, 2004 AND 2003

                                AUDITORS' REPORT


To the Shareholders of
Wealth Minerals Ltd.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)


We have audited the consolidated balance sheets of Wealth Minerals Ltd. (formerly Triband Enterprise Corp.) as at November 30, 2004 and 2003, and the consolidated statements of operations and cumulative loss, cash flows and shareholders' equity for each of the years in the three year period ended November 30, 2004 and the consolidated statements of operations and cumulative loss and cash flows for the period from the date of incorporation on October 7, 1994 to November 30, 2004. These consolidated financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003, and the results of its operations and cumulative loss, cash flows and changes in shareholders' equity for each of the years in the three year period ended November 30, 2004 and the consolidated statements of operations and cumulative loss and cash flows for the period from the date of incorporation on October 7, 1994 to November 30, 2004, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and shareholders' equity for each of the years in the three-year period ended November 30, 2004, to the extent summarized in Note 16 of the consolidated financial statements.

The cumulative amounts from the date of incorporation on October 7, 1994 to November 30, 2000 were audited by other auditors who expressed an opinion without reservation on these financial statements in their report dated March 30, 2001.


                                                    /s/ SADOVNICK TELFORD + SKOV

                                                           CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 10, 2005

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30,

====================================================================================================

                                                         Notes                 2004             2003
----------------------------------------------------------------------------------------------------

ASSETS

Current
    Cash and cash equivalents                                          $  2,798,485     $     64,899
    Restricted cash                                                          25,810               --
    Receivables                                                              16,978            2,993
    Prepaid expenses                                     13                 181,246            6,075
    Due from related party                               3 and 10                --            5,350

                                                                       -----------------------------

                                                                          3,022,519           79,317

Property, plant and equipment                            4                   13,463           10,170
Investments                                              6                        1           27,565
                                                                       -----------------------------

                                                                       $  3,035,983     $    117,052
====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
    Accounts payable and accrued liabilities                           $     65,700     $     37,950
    Due to related parties                               3 and 10            25,525               --
    Due to affiliated company                            3 and 10                --            2,594
                                                                       -----------------------------

                                                                             91,225           40,544
                                                                       -----------------------------
NATURE AND CONTINUANCE OF OPERATIONS                     1

CONTINGENCIES AND COMMITMENTS                            13

Shareholders' equity
    Capital stock                                        7                8,991,903        4,995,516
    Contributed surplus                                  8 and 9            532,560               --
    Share subscriptions                                  14                 (30,375)              --
    Deficit accumulated during the exploration stage                     (6,549,330)      (4,919,008)
                                                                       -----------------------------

                                                                          2,944,758           76,508
                                                                       -----------------------------

                                                                       $  3,035,983     $    117,052
====================================================================================================

On behalf of the Board:


_______________________ Director          _______________________ Director


The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS
(Expressed in Canadian Dollars)

=================================================================================================================
                                                    Cumulative
                                                       Amounts
                                                          From
                                                    October 7,
                                                       1994 to                Years Ended November 30,
                                                  November 30,     ----------------------------------------------
                                                          2004             2004             2003             2002
-----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
    Amortization                                  $     24,739     $      2,438     $      2,974     $      3,047
    Consulting fees (Note 10b)                         725,612          238,116           82,800          100,522
    Acquisition, exploration, and development
      costs (Note 10a)                               2,158,405          504,262           27,783           57,664
    Listing and transfer agent fees                    246,478           81,156           20,730           23,979
    Office                                             296,107           25,061           23,026           64,571
    Professional fees                                  296,429           86,837           52,900           40,798
    Property investigation                             186,563               --               --               --
    Rent (Note 10c)                                    118,130           21,845           17,333               78
    Salaries and benefits                               85,827            5,519               --               --
    Shareholders' communications                       420,412           30,938           11,853            4,175
    Stock-based compensation (Note 9)                  549,360          549,360               --               --
    Travel                                             158,461           44,237           24,702           19,426
                                                  ---------------------------------------------------------------

                                                    (5,266,523)      (1,589,769)        (264,101)        (314,260)

Interest income                                        213,406           15,749              464            1,092

Investment income                                       27,565               --               --               --

B.C. Capital taxes                                     (31,909)         (31,909)              --               --

Gain on writedown of due to affiliated company           2,594            2,594               --               --

Gain on sale of marketable securities                  100,703               --               --               --

Gain (loss) on foreign exchange                        160,235              577              438           (1,917)

Loss on disposal of property, plant and
    equipment                                           (7,189)              --               --               --

Impairment of mineral properties                    (1,100,722)              --               --               --

Write-down of marketable securities                   (374,526)              --               --               --

Write-down of investments                             (272,964)         (27,564)              --               --
                                                  ---------------------------------------------------------------

Net loss for the period                           $ (6,549,330)    $ (1,630,322)    $   (263,199)    $   (315,085)
=================================================================================================================

Basic and diluted loss per share                                   $      (0.24)    $      (0.14)    $      (0.22)

Basic and diluted weighted average common
    shares  outstanding                                               6,732,969        1,908,609        1,428,195
=================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

==========================================================================================================
                                             Cumulative
                                           Amounts from
                                        October 7, 1994                Years Ended November 30,
                                        to November 30,     ----------------------------------------------
                                                   2004             2004             2003             2002

CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss for the period                    $ (6,549,330)    $ (1,630,322)    $   (263,199)    $   (315,085)
Items not affecting cash (see Note 12a)       2,201,232          579,362            2,974            3,047
Changes in non-cash working capital
  items (see Note 12b)                          (17,167)        (133,125)          23,422            2,098
                                           ---------------------------------------------------------------

Net cash used in operating activities        (4,365,265)      (1,184,085)        (236,803)        (309,940)
                                           ---------------------------------------------------------------

CASH FLOWS FROM INVESTING
  ACTIVITIES
  Proceeds on sale of marketable
    securities                                  488,027               --               --               --
  Property, plant and equipment
    acquired                                    (51,574)          (5,731)              --           (6,841)
  Proceeds on disposal of property,
    plant and equipment                           6,183               --               --               --
  Acquisition of mineral properties            (500,722)              --               --               --
  Acquisition of marketable securities         (761,850)              --               --               --
  Increase in investments                      (245,400)              --               --               --
                                           ---------------------------------------------------------------

Net cash used in investing activities        (1,065,336)          (5,731)              --           (6,841)
                                           ---------------------------------------------------------------

CASH FLOWS FROM
  FINANCING ACTIVITIES
  Issuance of capital stock, net of
    issuance costs                            8,254,896        3,949,212          175,500          508,150
  Common shares committed to be
    issued                                           --               --               --         (125,000)
                                           ---------------------------------------------------------------

Net cash provided by financing
  activities                                  8,254,896        3,949,212          175,500          383,150
                                           ---------------------------------------------------------------

Net change in cash and cash
  equivalents and restricted cash             2,824,295        2,759,396          (61,303)          66,369

Cash and cash equivalents, beginning
  of period                                          --           64,899          126,202           59,833
                                           ---------------------------------------------------------------

Cash and cash equivalents and
  restricted cash, end of period           $  2,824,295     $  2,824,295     $     64,899     $    126,202
==========================================================================================================

Cash and cash equivalents and
  restricted cash consist of:

  Interest bearing balances with banks                      $    481,826     $     64,899     $    126,202
  Term deposits                                                2,316,659               --               --
  Term deposits, restricted                                       25,810               --               --
                                           ---------------------------------------------------------------

                                                            $  2,824,295     $     64,899     $    126,202
==========================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd...)
(Expressed in Canadian Dollars)

================================================================================================
Supplemental disclosures with respect to the consolidated statements of cash flows:
================================================================================================
                                      Cumulative
                                    Amounts from
                                 October 7, 1994               Years Ended November 30,
                                to  November 30,    --------------------------------------------
                                            2004            2004            2003            2002
------------------------------------------------------------------------------------------------

Cash paid during the period for:
     Interest                       $         --    $         --    $         --    $         --
     Income taxes                   $         --    $         --    $         --    $         --
================================================================================================

Since inception of the exploration stage, the Company has issued a total of 600,410 common shares (adjusted for roll-backs) for non-cash consideration as follows:

================================================================================
               Number
Year        of Shares           Amount          Consideration
--------------------------------------------------------------------------------

2004          200,000     $    244,000          Acquisition of mineral property
2004           84,583           20,300          Shares for debts owing
2002           23,750           15,350          Finder's fees
2002          139,402           66,457          Shares for debts owing
1999            2,675            8,025          Finder's fees
1996          150,000          600,000          Acquisition of mineral property
================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed 0in Canadian Dollars)

====================================================================================================================================
                                                      Value of       Common                                  Deficit
                                                       Common        Shares                                Accumulated
                                                       Shares       Committed                              During the
                                 Number              Issued and       to be    Subscriptions  Contributed  Exploration
                                of Shares   Price    Fully Paid      Issued     Receivables     Surplus       Stage        Total
------------------------------------------------------------------------------------------------------------------------------------

Balance at
November 30, 2001                 694,323            $ 4,230,059    $ 125,000    $     --    $     --    $(4,340,724)   $    14,335

Issuance of shares for cash:
   Private placement              337,500    $0.40       135,000     (125,000)         --          --             --         10,000
   Private placement              212,500     0.92       195,500           --          --          --             --        195,500
   Exercise of options             18,750     0.68        12,750           --          --          --             --         12,750
   Exercise of warrants           325,000     0.48       156,000           --          --          --             --        156,000
   Exercise of warrants            20,209     1.20        24,250           --          --          --             --         24,250
Issuance of shares
   for finder's fee                12,500     0.40         5,000           --          --          --             --          5,000
Issuance of shares
   for finder's fee                11,250     0.92        10,350           --          --          --             --         10,350
Share issuance cost               (15,350)                                 --          --          --             --        (15,350)
Settlement of debts               118,834     0.40        47,534           --          --          --             --         47,534
Settlement of debts                20,568     0.92        18,923           --          --          --             --         18,923
Net loss for the year                                         --           --          --          --       (315,085)      (315,085)
                               -----------------------------------------------------------------------------------------------------

Balance at
November 30, 2002               1,771,434              4,820,016           --          --          --     (4,655,809)       164,207

Issuance of shares for cash

   Private placement               62,500     0.48        30,000           --          --          --             --         30,000
   Exercise of options             56,250     0.68        38,250           --          --          --             --         38,250
   Exercise of options              6,250     0.96         6,000           --          --          --             --          6,000
   Exercise of warrants            28,125     1.20        33,750           --          --          --             --         33,750
   Private placement              225,000     0.30        67,500           --          --          --             --         67,500
Net loss for the year                                         --           --          --          --       (263,199)      (263,199)
                               -----------------------------------------------------------------------------------------------------

Balance at
November 30, 2003               2,149,559              4,995,516           --          --          --     (4,919,008)        76,508

Issuance of shares for
   cash:
   Private placement              850,000     0.24       204,000           --          --          --             --        204,000
   Private placement            2,500,000     0.27       675,000           --          --          --             --        675,000
   Exercise of warrants            62,500     0.60        37,500           --          --          --             --         37,500
   Private placement            3,010,000     0.54     1,625,400           --     (13,500)         --             --      1,611,900
   Exercise of warrants            59,500     1.20        71,400           --          --          --             --         71,400
   Exercise of warrants           150,000     0.35        52,500           --          --          --             --         52,500
   Private placement            1,306,250     0.80     1,045,000           --          --          --             --      1,045,000
   Exercise of options            178,750     0.25        44,687           --     (16,875)         --             --         27,812
Shares issued for
  property                        200,000     1.22       244,000           --          --          --             --        244,000
Settlement of debts                84,583     0.24        20,300           --          --          --             --         20,300
Stock-based
  compensation                                            16,800           --          --     532,560             --        549,360
Share issuance cost                                      (40,200)          --          --          --             --        (40,200)
Net loss for the year                                         --           --          --          --     (1,630,322)    (1,630,322)
                               -----------------------------------------------------------------------------------------------------
Balance at
November 30, 2004              10,551,142            $ 8,991,903    $      --    $(30,375)   $532,560    $(6,549,330)   $ 2,944,758
====================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

      1.    NATURE AND CONTINUANCE OF OPERATIONS

      The Company's principal business activity is the exploration and development of mineral properties.

      On January 14, 2004 the Company changed its name to Wealth Minerals Ltd. from Triband Enterprise Corp. and consolidated its capital stock, warrants and options on a basis of four old shares for one new share. All share, warrant, option and per unit data included in these financial statements have been adjusted to retroactively reflect this consolidation.

      The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.


      2.    SIGNIFICANT ACCOUNTING POLICIES

      Use of estimates

      The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. Accounts specifically requiring the use of management estimates and assumptions in determining carrying values are receivables, prepaid expenses, property, plant and equipment, investments, accounts payable and accrued liabilities, due to related party, due to affiliated company and future income taxes.

      Principles of consolidation

      These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.). All significant intercompany balances and transactions have been eliminated.

      Cash and cash equivalents

      Cash and cash equivalents includes cash in bank accounts and highly liquid investments with original maturities of three months or less.

      Restricted cash

      Under the terms of MasterCard's corporate credit policy, the Company is required to pledge a defined amount of term deposit to the financial institution as collateral. This deposit is interest bearing and refundable upon cancellation of the credit cards.

      Financial instruments

      The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


2.    SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

      Acquisition costs

      Acquisition costs will be capitalized on properties when proven and provable reserves are defined. No mineral resource estimates have been defined on any Company property interests to date. Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.

      Exploration and development costs

      The Company has adopted the policy of expensing exploration and development costs as incurred. The Company will expense future exploration and development costs until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence in the opinion of Management to support the recognition of an asset. Option payments receivable by the Company would be credited against mineral property exploration costs when received.

      Property evaluations

      The Company reviews and evaluates the carrying amounts of its mineral properties when events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a reduction in the carrying amount of mineral properties with a corresponding charge to operation are recorded.

      Cost of maintaining mineral properties

      The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

      Environmental protection and reclamation costs

      The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

      The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration. Therefore, estimated future removal and site restoration costs are presently considered minimal.

      Property, plant and equipment

      Property, plant and equipment are recorded at cost and are being amortized over their estimated useful lives at the following rates:

      Computer equipment                      30% declining balance basis
      Office furniture and equipment          20% declining balance basis

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


2.    SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

      Investments

      The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

      Foreign exchange

      Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in statements of operations.

      Capital stock

      The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

      Basic and diluted loss per share

      The Company uses the "treasury stock method" in computing loss per share. Under this method, basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti- dilutive.

      Stock-based compensation

      The Company has a stock option plan as described in Note 9. The Company uses the accounting recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". For the 2004 fiscal year, the Company began recording compensation cost on the granting of stock options to employees and directors that are not direct awards of stock or stock appreciation rights and in accordance with this policy will provide certain pro-forma disclosure as required by the fair value method of accounting for stock options. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration received on the exercise of stock options is credited to capital stock. The adoption of the new standard results in expense recognition for options granted after November 30, 2003.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


2.    SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

      Income taxes

      Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

      The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that enactment or substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

      Segmented Information

      The Company follows CICA Handbook Section 1701, "Segment Disclosures" about operating segments in financial statements, as well as additional disclosures about products and services, geographic areas and major customers.

      Revenue Recognition

      Revenue from the sale of minerals is recognized when the risks and rewards of ownership pass to the purchaser, including delivery of the product, the selling price is fixed or determinable and collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

      Credit Risk

      Cash and cash equivalents and restricted cash have been placed with a major Canadian chartered bank.


3.    DUE FROM (TO) RELATED PARTIES

      Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment (see Note 10).

      ==========================================================================

                                                       2004            2003
      --------------------------------------------------------------------------

      Due from related party (Note 10d)          $         -     $    5,350
                                               =================================

      Due to related parties (Note 10c)          $   (25,525)    $        -
                                               =================================

      Due to affiliated company (Note 10g)       $         -     $   (2,594)
                                               =================================

      ==========================================================================

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


4.    PROPERTY, PLANT AND EQUIPMENT

      ==============================================================================================
                                                                               Net Book Value
                                                                         ---------------------------
                                                         Accumulated
                                             Cost       Amortization             2004           2003
      ----------------------------------------------------------------------------------------------
      Computer equipment                 $  15,333        $    8,494       $    6,839    $     2,413
      Office furniture and equipment        14,274             7,650            6,624          7,757
                                      --------------------------------------------------------------
                                         $  29,607        $   16,144       $   13,463    $    10,170
      ==============================================================================================

5.    MINERAL PROPERTIES

      Amata Project, Peru

      The Company acquired a 100% interest in Minera Koripampa's (a private Peruvian company) 70% interest in the Amata Project in Southern Peru, for initial consideration of 200,000 common shares (issued at a fair value of $1.22 per share), US$100,000 on closing (paid), the issuance of 200,000 common shares one year after closing, work expenditures of US$200,000 and US$500,000 in the first two years respectively, and escalating cash payments of US$3.9 million over a four-year period. (see Note 7).

      BET claims, Nevada, USA

      The Company's wholly owned subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada. To earn and maintain 100% interest in the BET 1-23 claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,875 per year. The claims are continuing to be maintained by the Company.

      The Company's wholly owned subsidiary was also party to a 2003 agreement to acquire two claims, referred to as the Betty O'Neal claims, bordering the BET 1-23 claims. On July 9, 2004, a US$25,000 option payment due in respect of the Betty O'Neal claims was not paid and the Company dropped its intent to acquire an interest in them.

      Title to mineral properties

      Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


6.    INVESTMENTS

      =========================================================================================================
                                                                                                  Net
                                                                                        -----------------------
                                Number of Shares           Cost        Writedown          2004             2003
      ---------------------------------------------------------------------------------------------------------
      Clearant, Inc                        30,994       $   27,564    $   (27,563)       $    1      $   27,564
      Puresource, Inc.                          -                1             (1)            -               1
                                                        -------------------------------------------------------
                                                        $   27,565    $   (27,564)       $    1      $   27,565
      =========================================================================================================

      During the year ended November 30, 1999, the Company acquired 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

      Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated April 30, 1999 in the State of California, United States. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totaling $1,642,850 (US$1,100,000). Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation.

      In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares were recorded by the Company at $0.95 per share for a total value of $27,564. In October 2003, the Company received another 1,979 Clearant shares representing the Company's proportionate interest in the remaining promissory notes. The Company now holds 30,994 common shares of Clearant. The promissory notes receivable were not originally recorded by the Company, and the resulting distribution of shares in lieu of those receivables has nominal value.

      Clearant is a private company with no active market for its shares and has sustained significant operating losses in prior years. Due to uncertainty as to the value of the shares and a lack of current information from Clearant, the Company has determined that the investment in Clearant has experienced a permanent impairment and has written down its investment to a nominal value of $1.

      The investment in shares of Puresource was written down in the 2000 fiscal year by $146,449 to a nominal value of $1. Following the second distribution of shares noted above, Puresource was wound up and the balance of the investment was written off.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


7.    CAPITAL STOCK

      ===============================================================================================================

                                                                                      Number
                                                                                     of Shares             Amount
      ---------------------------------------------------------------------------------------------------------------
      Authorized

           Unlimited number of common voting shares without par value
           Unlimited number of preferred shares, issuable in series

      Common shares issued (reflecting 4:1 consolidation)

           As at November 30, 2002                                                   1,771,434        $     4,820,016
                For cash - private placements                                          287,500                 97,500
                For cash - exercise of options                                          62,500                 44,250
                For cash - exercise of warrants                                         28,125                 33,750
                                                                                  -----------------------------------
           As at November 30, 2003                                                   2,149,559              4,995,516
                For cash - private placements                                        7,666,250              3,549,400
                For cash - exercise of options                                         178,750                 44,687
                For cash - exercise of warrants                                        272,000                161,400
                For acquisition of property                                            200,000                244,000
                For settlement of debts                                                 84,583                 20,300
                Share issuance costs                                                         -                (40,200)
                Share based compensation                                                     -                 16,800
                                                                                  -----------------------------------
           As at November 30, 2004                                                  10,551,142        $     8,991,903
      ===============================================================================================================

      Share subscriptions

      The Company issued securities in 2004 for which payment was received subsequent to the end of the year. These securities consist of 25,000 private placement units at $0.54 per unit (details below), and 67,500 stock options at $0.25 per share, for total amount of $13,500 and $16,875 respectively. The Company has recorded the total amount of $30,375 as a debit against shareholders' equity for the year ended November 30, 2004.

      Shares for Debt

      In February 2004, the Company issued 84,583 common shares for debt at $0.24 per share.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


7.    CAPITAL STOCK (cont'd...)

      Shares issued for property

      The Company entered into a property acquisition agreement by issuing 200,000 common shares (see Note 5).

      Private Placements

      The following table summarizes the Company's recent private placements:

      ===============================================================================================================

                                                            2004                  2003                  2002
      ---------------------------------------------------------------------------------------------------------------
      First placement during the year:
           Private placement proceeds                          $204,000                 $30,000             $195,500
           Number of units                                      850,000                  62,500              212,500
           Number of whole warrants                             425,000                  62,500              223,750
           Unit price                                             $0.24                   $0.48                $0.92
           Warrant exercise price                                 $0.35                   $0.60                $1.20
           Warrant expiry date                          August 26, 2005        December 3, 2004         June 5, 2004

      Second placement during the year:
           Private placement proceeds                          $675,000                 $67,500                  n/a
           Number of units                                    2,500,000                 225,000
           Number of whole warrants                           1,250,000                 225,000
           Unit price                                             $0.27                   $0.30
           Warrant exercise price                                 $0.35                   $0.42
           Warrant expiry date                           March 15, 2006       November 14, 2005

      Third placement during the year:
           Private placement proceeds                        $1,625,400                     n/a                  n/a
           Number of units                                    3,010,000
           Number of whole warrants                           1,505,000
           Unit price                                             $0.54
           Warrant exercise price                                 $0.80
           Warrant expiry date                             May 14, 2006

      Fourth placement during the year:
           Private placement proceeds                        $1,045,000                     n/a                  n/a
           Number of units                                    1,306,250
           Number of whole warrants                           1,306,250
           Unit price                                             $0.80
           Warrant exercise price                                 $1.00
           Warrant expiry date                            March 7, 2006
      ===============================================================================================================

      In June 2002, the Company completed a private placement consisting of 212,500 units at a price of $0.92 per unit, for total proceeds of $195,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.20 per share until June 5, 2004. The Company also issued a finder's fee of 11,250 units with the same terms. During the year, 59,500 (2003 - 28,125; 2002 - 20,208) warrants were exercised, and 115,917 warrants expired.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


7.    CAPITAL STOCK (cont'd...)

      Private Placements (cont'd..)

      In December 2002, the Company completed a private placement consisting of 62,500 units at a price of $0.48 per unit, for total proceeds of $30,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.60 per share until December 3, 2004. No finder's fee was issued. During the year, 62,500 (2003 - nil) warrants were exercised.

      In November 2003, the Company completed a private placement consisting of 225,000 units at a price of $0.30 per unit, for total proceeds of $67,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.42 per share until November 14, 2005. No finder's fee was issued. During the year, no (2003 - nil) warrants were exercised.

      In February 2004, the Company completed a private placement consisting of 850,000 units at a price of $0.24 per unit, for total proceeds of $204,000. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until August 26, 2005. No finder's fee was issued. During the year, no warrants were exercised.

      In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000. Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until March 15, 2006. No finder's fee was issued. During the year, 150,000 warrants were exercised. If the common shares trade above $1.00 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants.

      In May 2004, the Company completed a private placement consisting of 3,010,000 units at a price of $0.54 per unit, for total proceeds of $1,625,400. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share until May 14, 2006. No finder's fee was issued. During the year, no warrants were exercised. If the common shares trade above $1.50 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants.

      In September, 2004, the Company completed a private placement consisting of 1,306,250 units at a price of $0.80 per unit, for total proceeds of $1,045,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 per share until March 7, 2006. Finders fees of $40,200 were paid. During the year, no warrants were exercised.

      Escrow shares

      As at November 30, 2004 and 2003, there were no common shares held in escrow.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


7.    CAPITAL STOCK (cont'd...)

      Warrants

      ========================================================================================================

                                                               2004                  2003                2002
      --------------------------------------------------------------------------------------------------------
      Outstanding, beginning of year                        462,917               216,042                   -

      Issued- exercisable at $0.48                               --                    --             337,500
      Exercised at $0.48                                         --                    --            (325,000)
      Expired                                                    --               (12,500)                 --

      Issued- exercisable at $1.20                                                                    223,750
      Exercised at $1.20                                    (59,500)              (28,125)            (20,208)
      Expired                                              (115,917)                   --                  --

      Issued- exercisable at $0.60                               --                62,500                  --
      Exercised at $0.60                                    (62,500)                   --                  --

      Issued- exercisable at $0.42                               --               225,000                  --

      Issued- exercisable at $0.35                          425,000                    --                  --

      Issued- exercisable at $0.35                        1,250,000                    --                  --
      Exercised at $0.35                                   (150,000)                   --                  --

      Issued- exercisable at $0.80                        1,505,000                    --                  --

      Issued- exercisable at $1.00                        1,306,250                    --                  --
      --------------------------------------------------------------------------------------------------------

      Outstanding, end of year                            4,561,250               462,917             216,042
      ========================================================================================================

      The following warrants were outstanding at November 30, 2004:

      ==========================================================================

                   Number             Exercise
              of Warrants               Price            Expiry Date

                  425,000               $0.35            August 26, 2005
                  225,000               $0.42            November 14, 2005
                1,306,250               $1.00            March 7, 2006
                1,100,000               $0.35            March 15, 2006
                1,505,000               $0.80            May 14, 2006
            -------------
                4,561,250
      ==========================================================================

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


7.    CAPITAL STOCK (cont'd...)

      The following warrants were outstanding at November 30, 2003:

      ==========================================================================

                   Number             Exercise
              of Warrants               Price            Expiry Date

                  175,417               $1.20            June 5, 2004
                   62,500               $0.60            December 3, 2004
                  225,000               $0.42            November 14, 2005
                  -------
                  462,917
      ==========================================================================

      The following warrants were outstanding at November 30, 2002:

      ==========================================================================

                   Number             Exercise
              of Warrants               Price            Expiry Date

                   12,500               $0.48            October 10, 2003
                  203,542               $1.20            June 5, 2004
                  -------
                  216,042
      ==========================================================================

8.    CONTRIBUTED SURPLUS

      The Company's contributed surplus is comprised of the following:

                                                           2004            2003
--------------------------------------------------------------------------------
      Balance - beginning of year                  $         --    $         --
      Stock-based compensation (Note 9)                 549,360              --
      Stock options exercised                           (16,800)             --
--------------------------------------------------------------------------------
      Balance - end of year                        $    532,560    $         --
================================================================================

9.    STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

      Under its existing accounting policy for stock options, the Company recognizes an expense for the fair value of options granted on or after November 30, 2003, and provides certain pro-forma disclosure for the fair value of options granted up to November 30, 2003. The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and disclosures, the following assumptions were used:

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


9.    STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont'd...)

      ==========================================================================
                                       Options granted on     Options granted on
                                         January 29, 2004     September 29, 2004

      Risk free interest rate                        2.5%                  3.22%
      Expected life                               2 years                2 years
      Expected volatility                            136%                   165%
      Expected dividends                               --                     --
      ==========================================================================

      The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, employees and consultants, up to 10% of issued and outstanding common stock. The exercise price of each option is not less than the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant, and may also be set at a higher price. The options can be granted for a maximum term of 5 years. The consolidation of the Company's outstanding options on a one new for every four old basis on January 14, 2004, and the repricing of all consolidated options to $0.25 per share on February 24, 2004, have been applied on a retroactive basis.

      Stock-based compensation of $20,160 from the January 2004 grant to directors and officers of 120,000 options exercisable at $0.25 per share, and $529,200 from the September 2004 grant to directors and officers of 900,000 options exercisable at $0.70 per share, was calculated by using the Black-Scholes Option Pricing Model. The amount is charged against income in the period granted, with the corresponding credit to contributed surplus. Upon exercise, a proportionate amount is credited to capital stock.

      The following incentive stock options are outstanding at November 30, 2004:

      =======================================================================

                 Number               Exercise
              of Shares                 Price                   Expiry Date

                 20,000                 $0.25              January 29, 2009
                900,000                 $0.70            September 29, 2006
      =======================================================================

     After adjusting for the repricing of options approved by the TSX Venture Exchange on February 24, 2004, the following incentive stock options were outstanding at November 30, 2003:

      ======================================================================

                 Number               Exercise
              of Shares                 Price                  Expiry Date

                 51,250                 $0.25            February 27, 2007
                 43,750                 $0.25             January 24, 2007
      ======================================================================

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


10.   RELATED PARTY TRANSACTIONS

      These consolidated financial statements include transactions with related parties as follows:

      a) The Company paid $nil (2003 - $nil; 2002 - $31,400) to directors or companies controlled by directors for geological services which have been expensed as acquisition, exploration, and development costs;

      b)    The Company paid $152,500 (2003 - $60,000; 2002 - $60,000) in consulting fees to Company directors, and $4,000 (2003 - $nil; 2002
            - $nil) to an officer;

      c) Amounts due to related parties of $25,525 is comprised of $8,720 (2003 - $3,000; 2002 - $nil) to directors and officers for consulting, $2,461 (2003 - $nil; 2002 - $nil) to Cardero Resource Corp. (a public company related by a common director) for rent and administration, $14,284 to directors for expense reimbursements, and $nil (2003 - $5,333; 2002 - $nil) to a company controlled by a director for office rent;

      d) Advances receivable of $nil (2003 - $5,350; 2002 - $nil) were short term expense advances to a company controlled by a director;

      e) Share subscriptions include $11,875 due from a director for options exercised and $5,000 due from the corporate secretary for options exercised. Both amounts were paid subsequent to year-end (Notes 7 and 14);

      f) Directors participated in private placements during the year as follows:

            i) Two directors subscribed for 300,000 units each at $0.24 per unit.

            ii)   A director subscribed for 150,000 units at $0.27 per unit.

            iii) A director (indirectly) subscribed for 200,000 units and another director subscribed for 15,000 units at $0.54 per unit.

      g) Amounts due to affiliated company of $nil (2003 - $2,594) are unsecured, non-interest bearing, with no fixed terms of repayment. The affiliated company, Indico Technologies Ltd. ("Indico"), a TSX Venture Exchange listed company, is related by two common directors. Indico has forfeited its receivable from the Company, and the Company has recorded a gain on the cancellation of the payable of $2,594.

      All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties (see
      Note 3).

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


11.   INCOME TAXES

      a)    Income tax provision

            A reconciliation of the income tax benefit (provisions) with amounts determined by applying the combined Canadian federal and provincial income tax rates of 35.79% (2003 - 37.79%) to the consolidated loss as follows:

            ====================================================================================

                                                                           2004            2003
            -----------------------------------------------------------------------------------
            Net loss for the year                                  $ (1,630,322)   $   (263,199)
                                                                   ------------    ------------
            Income tax recovery at combined basic Canadian
                federal and provincial tax rate:                        583,476          99,462
            Foreign tax rates differentials                              (4,143)        (12,000)
            Tax benefit of losses not recognized in current year       (579,333)        (87,462)
                                                                   ------------    ------------
            Income tax recovery                                    $         --    $         --
            ====================================================================================

      b)    Future income taxes

            The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rates of 35.79% (2003 - 37.79%) are as follows:

            ============================================================================
                                                                    2004            2003
            ----------------------------------------------------------------------------
            Future income tax:
                 Property, plant and equipment              $      5,969    $      5,400
                 Exploration and development expenditures        620,589         484,000
                 Issuance costs                                  209,232          99,000
                 Losses available for future periods           1,038,433         939,000
                                                            ------------    ------------

                                                               1,874,223       1,527,400
            Valuation allowance                               (1,874,223)     (1,527,400)
                                                            ------------    ------------

                                                            $         --    $         --
            ============================================================================

      The above losses available for future periods include US operating losses by applying the income tax rates of 34% (2003 - 34%). These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

11.   INCOME TAXES (cont'd...)

      Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,734,023 (2003: $1,277,000) and operating losses of approximately $1,913,822 (2003: $1,399,500) available to reduce future Canadian taxable income. The Company also has operating losses from a US subsidiary of approximately $1,039,691 (2003:
      $1,207,200) available to reduce US taxable income. These losses expire as follows:

      ==========================================================================

      Year                                             Canada              U.S.
                                                 -------------------------------
      2005                                           $147,822             $  --
      2006                                            283,378                --
      2007                                            243,750                --
      2008                                          21210,167                --
      2009                                            254,374                --
      2010                                          23235,356                --
      2014                                          53538,975                --
      2018                                                 --         53532,131
      2019                                                 --         25259,084
      2020                                                 --           171,507
      2021                                                 --            34,760
      2022                                                 --             5,265
      2023                                                 --            18,783
      2024                                                 --            18,161
                                                 -------------------------------
                                                   $1,913,822        $1,039,691
      ==========================================================================

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


12.   CASH FLOWS FROM OPERATING ACTIVITIES

      a)    Items not affecting cash:

      =========================================================================================================
                                              Cumulative
                                            Amounts from
                                         October 7, 1994                   Years Ended November 30,
                                         To November 30,      -------------------------------------------------
                                                    2004                2004               2003            2002
      ---------------------------------------------------------------------------------------------------------
      Amortization                      $        24,739       $        2,438      $       2,974    $      3,047
      Investment income                         (27,565)                  --                 --              --
      Gain on sale of marketable
        securities                             (100,703)                  --                 --              --
      Loss on disposal of property,
        plant and equipment                       7,189                   --                 --              --
      Impairment of mineral
        properties                            1,100,722                   --                 --              --
      Stock-based compensation                  549,360              549,360                 --              --
      Write-down of marketable
        securities                              374,526                   --                 --              --
      Write-down of investments                 272,964               27,564                 --              --
                                        -----------------------------------------------------------------------
                                        $     2,201,232       $      579,362      $       2,974    $      3,047
      =========================================================================================================

      b)    Changes in non-cash working capital items:

      =========================================================================================================
                                              Cumulative
                                            Amounts from
                                          October 7, 1994                   Years Ended November 30,
                                          To November 30,     -------------------------------------------------
                                                    2004                2004               2003            2002
      ---------------------------------------------------------------------------------------------------------
      (Increase) decrease in
        receivables                     $       (16,978)      $      (13,985)     $       4,176    $      8,817
      (Increase) decrease in
        prepaid expenses                       (181,246)            (175,171)             4,939          (4,784)
      Decrease in due from related
        Parties                                       -                5,350             (5,350)              -
      (Increase) decrease in due to
        related parties                          25,525               25,525                  -               -
      Increase (decrease) in
        accounts payable and
        accrued liabilities                     155,532               27,750             19,657          (1,935)
      Decrease in due to affiliated
        Company  Increase (decrease)                  -               (2,594)                 -               -
                                        -----------------------------------------------------------------------
                                        $       (17,167)      $     (133,125)     $      23,422    $      2,098
      =========================================================================================================

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


13.   CONTINGENCIES AND COMMITMENTS

      a) The Company has entered into a month to month office lease arrangement with no annual lease commitments.

      b) On September 17, 2004, the Company entered into a contract with the President of the Company, at a rate of $108,000 per annum, subject to a six month review by the Board. The President is entitled to 200,000 stock options with an option price of $0.70 expiring September 29, 2006 whereby 50,000 will vest after six months, and the balance will vest over the ensuing six month period. At the six month anniversary review, either the Board or the President can elect to terminate the contract with a payment of one year's salary as severance.

      c) On September 24, 2004, the Company entered into an agreement with Corporate Development Associates, a private US investor relations company, to perform marketing and promotion services. Included in prepaid expenses is a deposit of US$125,000 (CDN$160,975) for these services. Depending on the scope of services provided, additional payments may be due.

      d) All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company performs exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors and employees. Presently, compliance with such laws is not a significant factor in the Company's operations, and there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

      e) As at November 30, 2004, the Company has the following mineral property commitments over the next two years:

      ====================================================================================
                                                          Peru                     U.S.
                                           -----------------------------------------------
                                                Non-Cash        Cash              Cash
      2005
         Number of common shares to issue        200,000                                -

         Annual maintenance fees and dues                      US$   --         US$ 3,071
         Exploration                                  --        200,000                 -

      2006
         Annual maintenance fees and dues                            --             3,071
         Exploration                                            500,000                --
                                           -----------------------------------------------
                                                 200,000     US$700,000          US$6,142
      ====================================================================================

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


14.   SUBSEQUENT EVENTS

      a) On December 7, 2004 the Company announced that it had entered into a letter of intent with Minera San Jorge S.A. de C.V. ("MSJ"), a Mexican corporation, for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects, one in the State of Jalisco, Mexico, and the other in Columbia. Under the letter of intent, the Company can acquire:

            i) a 60% interest in the Mexican project for a payment to MSJ of US$350,000; and

            ii) a 60% interest in the Columbian project (referred to as the Sur de Bolivar Projects) for a payment to MSJ of US$250,000 (disclaimed February 28, 2005. See below).

            Under the letter of intent, the Company advanced US$150,000 as a refundable acquisition fee to MSJ. If the Company elects to enter into an option agreement for either project, the advance will be applied to the agreement. The advance is secured by a promissory note from MSJ and marketable securities comprised of 250,000 shares of Tumi Resources Ltd. ("Tumi"), a TSX Venture Exchange listed company. As at November 30, 2004 shares of Tumi closed at $0.99, representing a value of $247,500.

            On February 28, 2005, the Company announced that it had elected to not pursue a property position through MSJ in Columbia. The Company also announced that the secured payment of US$150,000 to guarantee exclusive due diligence and right of first refusal on the projects would remain in escrow, pending a property acquisition decision in Mexico.

      b) On February 7, 2005, 20,000 options were exercised and paid for by a former director at $0.25 per share for total proceeds of $5,000.

      c) On February 28, 2005, the Company announced the signing of a letter agreement with Brett Resources Inc. ("Brett") for the right to acquire a 60% interest in a 47km2 exploration license in eastern El Salvador covering the surface exposure of a potential low sulfidation epithermal gold-silver vein system. The terms of the letter agreement require both parties to enter into a formal binding agreement. The agreement is subject to approval by the TSX Venture Exchange and the board of directors. The Company can earn a 60% interest in the property by issuing 100,000 shares, and, over a five year period, paying US$200,000 to Brett and incurring US$2,000,000 on exploration. The amounts are spread out in an escalating fashion over the five year period. On signing the formal agreement, the Company will pay Brett US$20,000 and issue 50,000 common shares. The Company plans to complete a drill program as part of the first year's US$200,000 work commitment.

      d) All share subscriptions receivable of $30,375 were received subsequent to year end.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


15.   SEGMENTED INFORMATION

      The Company operates in a single industry segment, mineral acquisition, exploration and development. As the Company expenses its acquisition, exploration, and development costs, no assets outside of Canada are shown on the balance sheet. Thus, no capital asset geographic segment disclosure is made here. However, significant losses due to mineral property expenses are incurred outside of Canada. Consequently, the following segmented information is provided:

      ==========================================================================
                                              2004          2003           2002
      --------------------------------------------------------------------------
      Net loss for the year- Canada   $(1,126,060)    $(235,416)     $(257,421)
      Net loss for the year- Peru        (484,847)            --             --
      Net loss for the year- US           (19,415)      (27,783)       (57,664)
                                      ------------------------------------------
      Consolidated net loss           $(1,630,322)    $(263,199)     $(315,085)
                                      ==========================================

      Net loss for the year - Canada includes the permanent impairment of the investment in Clearant (see Note 6).

16.   COMPARATIVE FIGURES

      Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.


17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these consolidated financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

      Stock-Based Compensation

      The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 31, 2003, no compensation cost would have been recorded for any period under this method.

      Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

      Stock-Based Compensation (cont'd...)

      Prior to 2004, Canadian generally accepted accounting principles did not require the reporting of any stock based compensation expense in the Company's consolidated financial statements.

      The Company uses the Black-Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at November 30, 2004, cumulative compensation expense totaling $882,671 (2003 - $350,111; 2002 - $342,311) has been incurred. Cumulative compensation expense does not include the value of options granted and subsequently forfeited or exercised. In determining the fair value of the incentive stock options, the following assumptions, on a weighted average basis, were used:

      ==========================================================================
                                         2004           2003            2002
      --------------------------------------------------------------------------
      Risk free interest rate           3.19%          1.50%           1.72%
      Expected life                   2 years        2 years         5 years
      Expected volatility                164%           102%            102%
      Expected dividends                   --             --              --
      ==========================================================================

      The following is a summary of the status of stock options outstanding at November 30, 2004:

      ======================================================================================
                                         Outstanding Options          Exercisable Options
                                   ---------------------------------------------------------
                                         Weighted
                                          Average     Weighted                     Weighted
                                        Remaining      Average                      Average
      Range of                        Contractual     Exercise                     Exercise
      Exercise Prices       Number   Life (Years)        Price        Number          Price
      --------------------------------------------------------------------------------------
           $0.25            20,000           4.25       $0.25           20,000        $0.25
           $0.70           900,000           1.75       $0.70          750,000        $0.70
      ======================================================================================

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

The following is a summary of the stock based compensation plan during 2004, 2003, and 2002:

      ==============================================================================
                                                                          Weighted
                                                                           Average
                                                               Number     Exercise
                                                            of Shares       Price
      ------------------------------------------------------------------------------
      Outstanding and exercisable at November 30, 2001       50,500        $  7.40

           Granted                                          126,250           0.68
           Exercised                                        (18,750)          0.68
           Forfeited                                        (50,500)          7.40
                                                         -------------

      Outstanding and exercisable at November 30, 2002      107,500           0.68

           Granted                                           50,000           0.96
           Exercised                                        (56,250)          0.68
           Exercised                                         (6,250)          0.96
                                                         -------------

      Outstanding and exercisable at November 30, 2003       95,000           0.80

           Forfeited                                        (16,250)          0.68
                                                         -------------

            Repricing of all options- February 24, 200       78,750           0.25

           Granted                                          120,000           0.25
           Granted                                          900,000           0.70
           Exercised                                       (178,750)          0.25
                                                         -------------

      Outstanding and exercisable at November 30, 2004      920,000        $  0.69
                                                         =============

      Income taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

      Mineral properties

      The Company's policy of expensing acquisition, exploration and development costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US generally accepted accounting principles.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

===============================================================================


17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

      Trading securities and available-for-sale securities

      Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

      Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for trading securities are included in statements of operations. Temporary unrealized holding gains and losses for available-for-sale securities are excluded from statements of operations and reported as a net amount in a separate component of shareholders' equity until realized.

      Comprehensive Income

      SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

      Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States generally accepted accounting principles.

      For the years ended November 30, 2004, 2003 and 2002, there were no other items of comprehensive income.

      Loss per share

      SFAS No. 128 "Earnings Per Share" simplifies the computation of (loss) per share by replacing the presentation of primary earnings per share with a presentation of basic earnings (loss) per share, as defined. The statement requires dual presentation of basic and diluted earnings (loss) per share by entities with complex capital structures. Basic earnings (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

      Recent accounting pronouncements

      In November 2004, the FASB issued Statement of Financial Accounting Standards 151 ("SFAS 151") "Inventory Costs". This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, "to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage)". In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2006. The Company has determined that the adoption of SFAS 151 is not expected to have an impact on its results of operations or financial position.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================


17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153") "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29". This Statement amended APB Opinion 29 to eliminate the exception of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company has determined that the adoption of SFAS 153 does not have an impact on its results of operations or financial position.

      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007. The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

      The impact of the above differences between Canadian and United States generally accepted accounting principles on consolidated statements of loss, as reported, is as follows:

      ================================================================================================
                                            Cumulative
                                           amount from
                                       October 7, 1994               Years Ended November 30,
                                       to November 30,  ----------------------------------------------
                                                  2004             2004            2003           2002
      ------------------------------------------------------------------------------------------------
      Loss for the period in
        accordance with Canadian
        generally accepted
        accounting principles, as
        reported                        $  (6,549,330)     $(1,630,322)    $   (263,199)  $   (315,085)

      Less:
        Compensation expense
        - stock options                      (350,111)              --           (7,800)       (73,100)
                                       ---------------------------------------------------------------

      Loss for the period in
        accordance with United
        States generally accepted
        accounting principles           $  (6,899,441)     $(1,630,322)    $   (270,999)  $   (388,185)
      ================================================================================================

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

      The impact of the above differences between Canadian and United States generally accepted accounting principles on the consolidated statements of deficit, as reported, is as follows:

      ==============================================================================================================

                                                                       Years Ended November 30,
                                                    ----------------------------------------------------------------
                                                                    2004                 2003               2002
      --------------------------------------------------------------------------------------------------------------
      Deficit in accordance with Canadian
        generally accepted accounting
        principles, as reported                           $   (6,549,330)       $  (4,919,008)    $   (4,655,809)

      Cumulative compensation expense
        - stock options                                         (350,111)            (350,111)          (342,311)
                                                    ----------------------------------------------------------------

      Deficit in accordance with United
        States generally accepted
        accounting principles                             $   (6,899,441)       $  (5,269,119)    $   (4,998,120)
      ==============================================================================================================

      The impact of the above differences between Canadian and United States generally accepted accounting principles on the loss per share, as reported, is as follows:

      ==============================================================================================================

                                                                       Years Ended November 30,
                                                    ----------------------------------------------------------------
                                                                    2004                 2003               2002
      --------------------------------------------------------------------------------------------------------------
      Net loss for the period under United
        States generally accepted
        accounting principles                              $  (1,630,322)       $    (270,999)    $      (388,185)
      ==============================================================================================================

      Weighted average number of shares
        outstanding under United States
        generally accepted accounting
        principles (adjusted for 2004
        roll-back)                                             6,732,969            1,908,609           1,428,195
      ==============================================================================================================

      Basic loss per share                                 $       (0.24)       $       (0.14)    $          (0.27)
      ==============================================================================================================

      Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

WEALTH MINERALS LTD.
(Formerly Triband Enterprise Corp.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

================================================================================

17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

      The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of shareholders' equity, as reported, is as follows:

====================================================================================================================================
                                                                                                           Deficit
                                       Capital Stock                                                   Accumulated
                                -----------------------------                        Additional         during the
                                         Number                  Subscriptions          Paid-In        Exploration
                                      of shares      Amount         receivable          Capital              Stage            Total
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as
    reported November 30,
    2002                           1,771,434   $  4,820,016     $          --     $          --      $    (4,655,809)  $    164,207

Cumulative compensation
    expense - stock options               --             --                --           342,311             (342,311)            --
                               -----------------------------------------------------------------------------------------------------

Shareholders' equity in
    accordance with United
    States generally
    accepted accounting
    principles at November
    30, 2002                       1,771,434      4,820,016                --           342,311           (4,998,120)       164,207
====================================================================================================================================

Shareholders' equity as
    reported November 30,
    2003                           2,149,559      4,995,516                --                --           (4,919,008)        76,508

Cumulative compensation
    expense - stock options               --             --                --           350,111             (350,111)            --
                               -----------------------------------------------------------------------------------------------------

Shareholders' equity in
    accordance with United
    States generally
    accepted accounting
    principles at November
    30, 2003                       2,149,559      4,995,516                --           350,111           (5,269,119)        76,508
====================================================================================================================================

Shareholders' equity as
    reported November 30,
    2004                          10,551,142      8,991,903           (30,375)          532,560           (6,549,330)     2,944,758

Cumulative compensation
    expense - stock options               --             --                --           350,111             (350,111)            --
                               -----------------------------------------------------------------------------------------------------

Shareholders' equity in
    accordance with United
    States generally
    accepted accounting
    principles at November
    30, 2004                      10,551,142  $   8,991,903     $     (30,375)    $     882,671      $    (6,899,441)  $  2,944,758
====================================================================================================================================